Exhibit 99.1

News Release

Intec Pharma Enters into Agreement with the Michael J. Fox Foundation around its Phase III Trial Recruitment

JERUSALEM (November 28, 2016) – Intec Pharma Ltd. (Nasdaq: NTEC), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ platform technology, announces it has entered into an agreement with the Michael J. Fox Foundation for Parkinson’s Research (MJFF) to support patient recruitment and retention support for the Intec Pharma’s pivotal Phase III clinical trial of its lead product candidate, the Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, which began enrolling participants in April 2016.

MJFF is the largest non-profit funder of Parkinson’s research with a mission to accelerate the development of new therapies and a cure for Parkinson’s disease. Previously, the foundation supported Intec Pharma with a $705,000 grant to fund a pre-clinical study of AP-CD/LD.

“We are honored and pleased to collaborate with the foundation on our Phase III trial recruitment activities," said Zeev Weiss, Intec Pharma’s Chief Executive Officer. "MJFF is one of the most well-respected research organizations dedicated to the development of improved therapies for Parkinson’s patients. The foundation's long-term experience in the field and close connections with the patient community are especially valuable and will further support and enhance the conduct of our Phase III study for the benefit of the entire patient population."

“Additional options to treat the motor symptoms of Parkinson’s would have a significant impact on the millions living with this disease,” said Catherine Kopil, PhD, MJFF director of research partnerships. “Leveraging our Foundation’s tools and best practices to encourage participant enrollment in Intec Pharma’s AP-CD/LD study will accelerate testing of this potential therapy.”

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline currently includes three product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, currently in Phase III, Accordion Pill Zaleplon, or AP-ZP, which is being developed for the treatment of insomnia, including sleep induction and sleep maintenance, and an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel ulcers induced by Nonsteroidal Anti-Inflammatory Drugs. In addition, an Accordion Pill for cannabinoid therapies (AP-CBD/THC) will enter Phase I clinical trial in the first quarter of 2017.

About The Michael J. Fox Foundation for Parkinson’s Research

As the world’s largest non-profit funder of Parkinson’s research, the Michael J. Fox Foundation is dedicated to accelerating a cure for Parkinson’s disease and improved therapies for those living with the condition today. The Foundation pursues its goals through an aggressively funded, highly targeted research program coupled with active global engagement of scientists, Parkinson’s patients, business leaders, clinical trial participants, donors and volunteers. In addition to funding more than $600 million in research to date, the Foundation has fundamentally altered the trajectory of progress toward a cure. Operating at the hub of worldwide Parkinson’s research, the Foundation forges groundbreaking collaborations with industry leaders, academic scientists and government research funders; increases the flow of participants into Parkinson’s disease clinical trials with its online tool, Fox Trial Finder; promotes Parkinson’s awareness through high-profile advocacy, events and outreach; and coordinates the grassroots involvement of thousands of Team Fox members around the world.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; the potential of adverse side effects or other safety risks that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Zeev Weiss

Chief Executive Officer

Intec Pharma

+972-(2)586-4657

zeev@intecpharma.com

Anne Marie Fields

Senior Vice President

LHA

212-838-3777

afields@lhai.com

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